EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

For the Three
Months Ended
March 31, 2010

Earnings from continuing operations before income taxes	$582

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(26)
Dividends from less than 50% owned affiliates	41
Fixed charges	529
Interest capitalized, net of amortization	1

Earnings available for fixed charges	$1,127

Fixed charges:
Interest incurred:
Interest expense	$488
Capitalized interest	–

488
Portion of rent expense deemed to represent interest factor	41

Fixed charges	$529

Ratio of earnings to fixed charges	2.1